Exhibit 99.3

FORWARD-LOOKING STATEMENTS

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or the negative of such words or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they reflect our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions based on information currently available to us.

Such forward-looking statements included in this Form 6-K include, but are not limited to, statements relating to:

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our limited operating history and our ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates;
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the timing of initiation and completion, and the progress of our drug discovery and research programs;
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the timing and likelihood of regulatory filings and approvals;
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our ability to advance our drug candidates into drugs, and the successful completion of clinical trials;
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the approval, pricing and reimbursement of our drug candidates;
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the commercialization of our drug candidates;
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the market opportunities and competitive landscape of our drug candidates;
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the payment, receipt and timing of any milestone payments in relation to the licensing agreements;
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estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;
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our ability to attract and retain senior management and key employees;
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our future business development, financial condition and results of operations;
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the expected impact of global business, political and macroeconomic conditions, including inflation, interest rate fluctuations and volatile market conditions, instability in the global banking system, and global events, including regional conflicts around the world, on our business, clinical trials, financial condition, liquidity and results of operations;
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future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;
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our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;
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our ability to obtain and maintain protection of intellectual property for our technology and drug candidates;
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the rate and degree of market acceptance and clinical utility of our drug candidates;
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our ability to identify and integrate suitable acquisition targets;
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changes to regulatory and operating conditions in our industry and markets;
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the expected contingent consideration to be received from TJ Biopharma based on the achievement of certain future regulatory and sales based milestone events;
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the potential benefits of our new corporate strategy and business model;
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our ability to demonstrate the safety and efficacy of our drug candidates;
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our ability to enroll patients and complete clinical studies on the timelines contemplated;
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the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of our drug candidates; and
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our reliance on third parties to conduct drug development, manufacturing and other services.

These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, the factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission (“SEC”) on April 7, 2026 (as amended by Amendment No. 1 to the annual report on Form 20-F, filed with the SEC on June 16, 2026) and under “Risk Factors” in any other reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our investors should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2026, as well as our audited consolidated financial statements and related notes for the year ended December 31, 2025 included in our annual report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”), on April 7, 2026 (as amended by Amendment No. 1 to the annual report on Form 20-F, filed with the SEC on June 16, 2026, the “Annual Report”).

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company,” the “Group” and “NovaBridge” refer to NovaBridge Biosciences, a Cayman Islands exempted company, and its consolidated subsidiaries, unless the context otherwise requires. This MD&A includes trademarks, trade names and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this MD&A appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. For the periods presented in our condensed consolidated financial statements included elsewhere in this MD&A, our reporting currency is U.S dollars. All references in this MD&A to “$” are to U.S. dollars, and all references to “RMB” are to Renminbi. Tabular amounts are in U.S. dollars in thousands, except for share and per share amounts, unless otherwise noted. This MD&A contains certain translations of RMB amounts into U.S. dollars. We make no representation that the RMB or U.S. dollar amounts referred to in this MD&A could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Overview

We are a global biotechnology company advancing a portfolio of therapeutic programs in oncology and ophthalmology. We seek to combine focused scientific and clinical execution with disciplined capital allocation, business development and strategic oversight. Depending on the stage of development and strategic opportunity, programs may be advanced internally or through dedicated therapeutic-area organizations, strategic collaborations, licensing arrangements or other value-creating structures.

Since completing the divestiture of its Greater China commercial operations in 2024 and announcing its strategic evolution in 2025, NovaBridge has focused on advancing its clinical stage pipeline, strengthening its leadership team, and evaluating opportunities to expand its portfolio. During the six months ended June 30, 2026, the Company continued to execute this strategy through the advancement of its lead oncology and ophthalmology programs and continued investment in organizational capabilities that support future growth.

Our Assets

Oncology

Givastomig

Givastomig is a Claudin 18.2 × 4-1BB bispecific antibody being developed for Claudin 18.2-positive gastrointestinal cancers. During the six months ended June 30, 2026, the Company continued to advance the program through clinical development activities, including initiation of a global randomized Phase 2 study and receipt of Fast Track Designation from the U.S. Food and Drug Administration (the “FDA”). With a potential accelerated approval pathway granted by FDA, the Company is in active preparation for its Phase 3 study. Updated Phase 1b data will be released at European Society For Medical Oncology (“ESMO”) 2026 in October.

Ragistomig

Ragistomig is a bispecific antibody targeting PD-L1 and 4-1BB that is being developed through the Company’s collaboration with ABL Bio, Inc., (“ABL Bio”). ABL Bio leads development activities, and the parties share worldwide rights, excluding Greater China and South Korea. Updated clinical data is expected to be released at ESMO 2026 in October.

Uliledlimab

Uliledlimab development decisions will depend on data generated by ongoing partner-led clinical studies.

Ophthalmology

VIS-101

VIS-101 is a VEGF-A × ANG-2 peptibody being developed for retinal vascular diseases. During the six months ended June 30, 2026, positive Phase 2a topline results were reported and preparations continued for initiation of a Phase 2b study in the second half of 2026.

Key Factors Affecting Our Results of Operations

Our results of operations, financial condition, and the period-to-period comparability of our financial results have been, and are expected to continue to be, principally affected by the below factors:

Research and Development Expenses

Our results of operations are significantly affected by our cost structure, which primarily consists of research and development expenses and administrative expenses. Our research and development expenses reflect investments in the advancement of our clinical-stage therapeutic candidates and related development activities.

The successful development of drug candidates requires significant investment over an extended period of time. Our research and development activities include preclinical research, clinical development, regulatory activities, manufacturing development and other activities necessary to advance our therapeutic candidates toward potential regulatory approval and commercialization. We expect research and development expenses to continue to represent a significant component of our operating expenses as we advance our pipeline. Our research and development expenses primarily include the following:

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costs related to development of our pipeline assets, including preclinical testing and clinical trials;
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patent license fees and other costs incurred under the licensing, collaboration and development agreements related to our in-licensed drug candidates; and
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employee salaries and related benefit costs, including share-based compensation expenses, for research and development personnel.

Our research and development expenses may fluctuate from period to period based on the timing and scope of our clinical development activities, including the advancement of existing programs, progression into later-stage clinical trials, and the evaluation or acquisition of additional development opportunities.

Our current research and development activities primarily relate to the clinical development of the following investigational drugs:

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Givastomig, a Claudin 18.2 × 4-1BB bispecific antibody being developed for gastrointestinal cancers;
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VIS-101, a VEGF-A × ANG-2 peptibody being developed for retinal vascular diseases; and
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Ragistomig, a PD-L1 × 4-1BB bispecific antibody being developed in solid tumors.

In connection with our January 2025 strategic reprioritization of resources, we have paused internal development of uliledlimab while we await further data from TJ Biopharma’s ongoing, randomized Phase 2 study. Future development decisions regarding uliledlimab will depend on available clinical data and other strategic considerations.

Administrative Expenses

Our administrative expenses consist primarily of employee salaries and related benefit costs. Other administrative expenses include professional service fees for legal, intellectual property, consulting and auditing services, as well as other direct and allocated expenses such as facility costs, travel expenses and administrative support activities.

Administrative expenses also reflect the write-off of the Company’s deferred cost for its previously planned dual listing and investments in corporate infrastructure, governance, compliance, and other functions necessary to support our clinical development activities and public company operations.

Revenue from Out-Licensing Agreements

We have not obtained regulatory approval for any product candidate and have not generated product sales. Historically, our revenues have been derived from licensing and collaboration arrangements, including payments associated with granting rights to develop and commercialize certain of our therapeutic candidates.

As our therapeutic candidates advance, we may seek to enter into licensing arrangements, strategic collaborations, commercialization activities, or other business development transactions. The timing, amount and nature of any future revenue will depend on a variety of factors, including clinical development progress, regulatory outcomes, market conditions and strategic decisions relating to individual programs.

Funding for Our Operations

Historically, we have funded our operations primarily through public and private placements, as well as revenue from licensing and collaboration agreements. As we continue to advance our clinical-stage therapeutic candidates and evaluate additional development opportunities, we expect to require additional capital to support these activities. We may seek to fund our operations through a combination of equity financings, strategic collaborations, licensing arrangements and other financing alternatives. The timing and amount of future capital requirements will depend on a number of factors, including the progress of our clinical programs, business development activities, potential strategic transactions and other operational requirements.

Our Ability to Advance and Commercialize Our Therapeutic Candidates

Our business and results of operations will depend on our ability to successfully advance our therapeutic candidates through clinical development, obtain regulatory approval, and realize the value of those candidates through commercialization, strategic partnerships, licensing arrangements or other value-creating opportunities, as appropriate. Our current pipeline consists of three clinical-stage therapeutic candidates. Although we do not currently have any products approved for commercial sale and have not generated revenue from product sales, we believe that successful clinical development, regulatory progress and business development activities may create future opportunities for value realization. However, there can be no assurance that any of our therapeutic candidates will receive regulatory approval, be successfully commercialized or generate future revenues.

Key Components of Results of Operations

Research and Development Expenses

Research and development expenses primarily consist of: (i) fees associated with the exclusive development rights of our in-licensed drug candidates; (ii) salaries and related benefit costs, including share-based compensation for personnel engaged in research and development activities; (iii) fees and other costs for services provided by CROs, investigators and clinical trial sites that conduct our clinical studies; and (iv) expenses relating to the development of our drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses; and (v) other research and development expenses.

We incurred research and development expenses of $14.3 million and $4.1 million for the six months ended June 30, 2026 and 2025, respectively.

Administrative Expenses

Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional service fees for consulting and auditing as well as other direct and allocated expenses such as rent on our facilities, travel costs and other supplies used in administrative activities. For the six months ended June 30, 2026 and 2025, our administrative expenses amounted to $26.4 million and $8.3 million, respectively.

Interest Income

Interest income consists primarily of interest income derived from our cash and cash equivalents.

Results of Operations

The following table sets forth a summary of our condensed consolidated results of operations for the periods indicated. This information should be read together with our condensed consolidated financial statements and related notes. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2026	2025

Expenses
Research and development expenses	$(14,329)	$(4,071)
Administrative expenses (including amounts with related parties of $576 and $55, for the six months ended June 30, 2026 and 2025 respectively)	(26,416)	(8,309)
Total expenses	(40,745)	(12,380)
Loss from operations	(40,745)	(12,380)
Interest income, net	2,349	3,672
Other income, net	528	54
Loss before income tax expense	(37,868)	(8,654)
Income tax expense	—	—
Net loss	(37,868)	(8,654)
Net loss attributable to noncontrolling interests	—	—
Net loss attributable to shareholders of NovaBridge	$(37,868)	$(8,654)

Other comprehensive income:
Unrealized gain on available-for-sale debt securities, net of tax	$—	$3,644
Foreign currency translation adjustments, net of tax	493	11
Total other comprehensive income	493	3,655
Comprehensive loss	(37,375)	(4,999)
Comprehensive loss attributable to redeemable noncontrolling interests	—	—
Comprehensive loss attributable to shareholders of NovaBridge	$(37,375)	$(4,999)

Weighted-average number of ordinary shares used in calculating net loss per share - basic and diluted	266,157,063	187,794,543
Net loss per share - basic and diluted	$(0.14)	$(0.05)
Net loss per ADS* - basic and diluted	$(0.33)	$(0.11)

*American depositary shares, each ten (10) American depositary shares representing twenty-three (23) ordinary shares

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in nominal amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Six Months Ended June 30,
	2026		2025
Direct clinical development expenses	$7,979	55.7%	$189	4.6%
Employee-related expenses	4,748	33.1%	2,775	68.2%
Other research and development expenses	1,602	11.2%	1,107	27.2%
Total	$14,329	100.0%	$4,071	100.0%

Our research and development expenses increased by $10.2 million, or 250.6%, from $4.1 million for the six months ended June 30, 2025 to $14.3 million for the six months ended June 30, 2026, primarily due to the ramp-up of the givastomig phase 1b and phase 2 clinical trials, and higher employee benefit and compensation expenses resulting from a higher Group R&D headcount.

Administrative Expenses

Our administrative expenses were $26.4 million and $8.3 million for the six months ended June 30, 2026 and 2025, respectively. The increase of $18.1 million, or 217.9%, was primarily driven by (i) an increase in employee share-based compensation expense of $5.8 million from stock awards granted during the second half of 2025; (ii) an increase in employee benefit and compensation expenses of $4.9 million; (iii) other employee related costs of $1.1 million resulting from increased Group headcount; (iv) one-time charges from offering costs of $5.0 million relating to the proposed dual primary listing on the HKEx in the prior year, of which $3.8 million was deferred as of December 31, 2025, and written off during the six months ended June 30, 2026. The remaining $1.3 million increase was primarily due to the increase in business development expenses of $0.4 million, Board of Director fees of $0.3 million, and intellectual property and legal professional service fees of $0.2 million.

Interest Income

We recorded interest income of $2.3 million and $3.7 million for the six months ended June 30, 2026 and 2025, respectively. The decrease for the six months ended June 30, 2026 was primarily due to lower average interest rates in the current period.

Other Income, Net

We recorded other income, net of $0.5 million and $0.1 million for the six months ended June 30, 2026 and 2025, respectively. The increase was primarily attributable to the gain recognized on the disposal of NovaBridge’s preferred shares in TJ Biopharma in January 2026.

Critical Accounting Policies and Significant Judgments and Estimates

Our reported results are impacted by the application of certain accounting policies that require us to make subjective or complex judgments. These judgments involve estimations of the effect of matters that are inherently uncertain and may significantly impact our quarterly or annual results of operations or financial condition. Changes in the estimates and judgments could significantly affect our results of operations, financial condition and cash flows in future years. A description of what we consider to be our most significant critical accounting policies and estimates is included in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates” in our Annual Report.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 – Principal accounting policies — Recent Accounting Pronouncements of our condensed consolidated financial statements.

Liquidity and Capital Resources

Cash Flows and Working Capital

We incurred net loss and negative cash flows from our operations for the six months ended June 30, 2026 and 2025. Substantially all of our loss have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net loss of $37.9 million and $8.7 million for the six months ended June 30, 2026 and 2025, respectively. Our primary use of cash is to fund our research and development activities. We used $32.9 million and $7.8 million in cash for our operating activities for the six months ended June 30, 2026 and 2025, respectively. As of June 30, 2026, we had cash and cash equivalents of $190.6 million and short-term investments of $0.2 million. Our cash and cash equivalents consist primarily of cash held in banks and securities with maturities of three months or less. Historically, we have financed our operations primarily through public and private placements, as well as revenue from licensing and collaboration deals. We will need to raise additional capital through various potential sources, such as equity and/or debt financings, strategic relationships, potential strategic transactions or out-licensing of our products.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2026	2025
Summary of Condensed Consolidated Statements of Cash Flows:
Net cash used in operating activities	$(32,926)	$(7,840)
Net cash generated from investing activities	12,243	$104,965
Net cash generated from financing activities	742	$-
Effect of exchange rate changes on cash and cash equivalents	(54)	$16
Net (decrease) increase in cash and cash equivalents	(19,995)	$97,141
Cash and cash equivalents, beginning of the period	210,632	$68,263
Cash and cash equivalents, end of the period	$190,637	$165,404

We do not expect to generate any revenue from the sales of our products unless and until we obtain regulatory approval of and commercialize one of our current or future drug candidates. We anticipate that we will continue to generate loss for the foreseeable future, and we expect the loss to increase as we continue the development of, and seek regulatory approvals for, our drug candidates and begin to commercialize any approved products. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we will need substantial additional funding in connection with our continuing operations.

Based on our current operating plan, we believe that our current cash, cash equivalents and short-term investments of $190.8 million will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders and ADS holders, and the terms of these securities may include liquidation or other preferences that adversely affect our investors’ rights as ADS holders. The incurrence of indebtedness would result in increased fixed or variable obligations and could result in operating covenants that would restrict our operations, which could potentially dilute the interests of our shareholders. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or drug candidates that we would otherwise prefer to develop and market ourselves.

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026, was $32.9 million. Our net loss was $37.9 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to the non-cash benefit associated with share-based compensation of $6.8 million, and $3.8 million from the write-off of deferred offering costs, partially offset by an increase in prepayments and other receivables of $4.3 million and a decrease in accrued expenses and other payables of $1.4 million, respectively.

Net cash used in operating activities for the six months ended June 30, 2025 was $7.8 million. Our net loss was $8.7 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to a decrease in prepayments and other receivables of $1.3 million, and non-cash transactions such as share-based compensation of $0.6 million, partially offset by decreases in accruals and other payables of $1.3 million.

Investing Activities

Net cash generated from investing activities for the six months ended June 30, 2026 was $12.2 million. The net cash increase was primarily attributable to proceeds received from the disposal of equity securities of $13.2 million, partially offset by purchases of property, equipment and software of $1.0 million.

Net cash generated from investing activities for the six months ended June 30, 2025 was $105.0 million. The net cash increase was primarily attributable to proceeds of $154.9 million from the maturities of short-term investment, partially offset by purchases of $50.0 million of short-term investments.

Financing Activities

Net cash generated from financing for the six months ended June 30, 2026 was $0.7 million which was related to stock option exercises.

There were no cash financing activities for the six months ended June 30, 2025.

Material Cash Requirements

Contractual Obligation

Our material cash requirements as of June 30, 2026 primarily consist of our operating lease obligations. Our operating lease commitments range from approximately three to six years lease terms, with a total commitment amount of $4.9 million as of June 30, 2026.

Other than those disclosed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2026.

We enter into certain unconditional purchase obligations and other commitments in the normal course of business. There have been no changes to these commitments that would have a material impact on our ability to meet either short-term or long-term future cash requirements.

Collaborations, Licensing and Other Arrangements

We have entered into collaborative, licensing, and other arrangements with third parties that may require future milestone payments to third parties contingent upon the achievement of certain development, regulatory, or commercial milestones. Individually, these arrangements are insignificant in any one annual reporting period. However, if milestones for multiple products covered by these arrangements would happen to be reached in the same reporting period, the aggregate charge to expense could be material to the results of operations in that period. From a business perspective, the payments are viewed as positive because they signify that the product is successfully moving through development and is now generating or is more likely to generate future cash flows from product sales. It is not possible to predict with reasonable certainty whether these milestones will be achieved or the timing for achievement. See Note 13 – Licensing and Collaboration Arrangements of our condensed consolidated financial statements for additional information on these collaboration arrangements.

Disclosure on Controls and Procedures

As previously disclosed in our Annual Report, we did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specific findings from the year ended December 31, 2025 are described in detail in our Annual Report.

Notwithstanding the material weaknesses, we believe that our financial statements contained in this report fairly present, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in this report in accordance with GAAP.

Planned Remediation of Material Weaknesses

Our management, with the oversight of our audit committee, has been actively engaged in developing and implementing the remediation plans to address the material weaknesses described in our Annual Report. As part of this effort, we have enhanced our risk assessment process to specifically identify and evaluate risks arising from IT systems, ensuring that controls are appropriately designed and operating effectively to mitigate such risks. These remediation efforts are ongoing and include or are expected to include the following actions:

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Define and modify the existing controls over program change management to ensure all relevant program changes are subject to the request, approval, implementation, testing and migration monitoring procedures of the control.
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Strengthen controls over role definition, segregation of duties, and user access management, including timely grant, review, and revocation of user accesses.
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Design and implement computer operation and program development controls to ensure the accuracy, reliability and integrity of financial data.

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Update and enhance the documentation of our controls to comprehensively address all Complementary User Entity Controls (“CUECs”) identified in SaaS vendor audit reports and further engage both existing and new third-party IT services provider to assist with executing these controls and establishing clear control ownership across key financial systems.
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An updated financial system has been procured, and a full-time IT lead has been onboarded to strengthen enterprise-wide IT governance and oversee the design, implementation and ongoing operation of ITGCs, including monitoring of all third-party vendors.

We continue to enhance corporate oversight over process-level controls and structures to ensure that there is appropriate assignment of authority, responsibility, and accountability to enable remediation of our material weaknesses. We believe that our remediation plan will be sufficient to remediate the identified material weaknesses and strengthen our internal control over financial reporting. As we continue to evaluate, and work to improve, our internal control over financial reporting, management may determine that additional measures to address control deficiencies or modifications to the remediation plan are necessary.

Changes in Internal Control over Financial Reporting

Except for the ongoing remediation of the material weakness in internal controls over financial reporting noted above, no changes in our internal control over financial reporting were made during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of the Effectiveness of Disclosure Controls and Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.